UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

Information furnished on this form

EXHIBIT

Exhibit Number	Description
1.	Corrections to “Status of Capital Adequacy” furnished on Form 6-K on July 30, 2013, January 30, 2014 and July 30, 2014

Note

Mizuho Financial Group, Inc. (the “Company”) furnished Reports of Foreign Private Issuer on Form 6-K with the Securities and Exchange Commission regarding its Status of Capital Adequacy on July 30, 2013, January 30, 2014 and July 30,2014. The Company is furnishing this Form 6-K/A to make corrections on certain figures as shown in Exhibit 1 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 18, 2014

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

Exhibit 1

Corrections to “Status of Capital Adequacy” furnished on Form 6-K on July 30, 2013

Capital adequacy ratio highlights

Page 2    ■ Capital adequacy ratio highlights

Mizuho Financial Group (Consolidated)

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
	As of March 31, 2013 (Basel III)	As of March 31, 2013 (Basel III)
Total capital ratio (International standard)	14.18%	14.19%
Tier 1 capital ratio	11.02%	11.03%
Common equity Tier 1 capital ratio	8.16%	8.16%

Total capital	8,344.5	8,344.5

Tier 1 capital	6,487.4	6,486.0
Common equity Tier 1 capital	4,803.8	4,802.4

Risk weighted assets	58,823.5	58,790.6

Mizuho Corporate Bank (Consolidated)

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
	As of March 31, 2013 (Basel III)	As of March 31, 2013 (Basel III)
Total capital ratio (International standard)	13.89%	13.91%
Tier 1 capital ratio	11.03%	11.04%
Common equity Tier 1 capital ratio	8.65%	8.66%

Total capital	5,130.0	5,130.1

Tier 1 capital	4,071.3	4,071.3
Common equity Tier 1 capital	3,195.0	3,195.0

Risk weighted assets	36,908.3	36,873.8

Status of Mizuho Financial Group’s consolidated capital adequacy

■ Composition of capital

(2) Composition of capital, etc.

Page 6~9    (A) Composition of capital disclosure

Composition of capital disclosure (International standard)

<Before Correction>	(Millions of yen)
	As of March 31, 2013
		Amounts excluded under transitional arrangements	Basel III template
Common equity Tier 1 capital: instruments and reserves (1)
Total of items included in common equity Tier 1 capital: instruments and reserves subject to phase-out arrangements	69,685	/
of which: amount allowed in group CET1 capital subject to phase-out arrangements on common share capital issued by subsidiaries and held by third parties	69,685	/
Common equity Tier 1 capital: instruments and reserves (A)	4,803,820	/	6
Common equity Tier 1 capital: regulatory adjustments (2)
Shortfall of eligible provisions to expected losses	—	31,327	12
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above the 10% threshold)	—	248,376	18
Common equity Tier 1 capital (CET1)
Common equity Tier 1 capital (CET1) ((A)-(B)) (C)	4,803,820	/	29
Additional Tier 1 capital: regulatory adjustments
Total of items included in additional Tier 1 capital: regulatory adjustments subject to phase-out arrangements	112,904	/
of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach	16,428	/
Additional Tier 1 capital: regulatory adjustments (E)	112,904	/	43
Additional Tier 1 capital (AT1)
Additional Tier 1 capital ((D)-(E)) (F)	1,683,628	/	44
Tier 1 capital (T1 = CET1 + AT1)
Tier 1 capital (T1 = CET1 + AT1) ((C)+(F)) (G)	6,487,449	/	45
Tier 2 capital: instruments and provisions (4)
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	3,902	/	48-49
Total of general allowance for loan losses and eligible provisions included in Tier 2	5,080	/	50
of which: general allowance for loan losses	5,080	/	50a
Tier 2 capital: instruments and provisions (H)	2,030,535	/	51
Tier 2 capital: regulatory adjustments
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)	—	224,779	54
Total of items included in Tier 2 capital: regulatory adjustments subject to phase-out arrangements	173,475	/
of which: investments in the capital banking, financial and insurance entities	157,047	/
of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach	16,428	/
Tier 2 capital: regulatory adjustments (I)	173,475	/	57
Tier 2 capital (T2)
Tier 2 capital (T2) ((H)-(I)) (J)	1,857,060	/	58
Total capital (TC = T1 + T2)
Total capital (TC = T1 + T2) ((G) + (J)) (K)	8,344,509	/	59
Risk weighted assets (5)
Total of items included in risk weighted assets subject to phase-out arrangements	1,190,628	/
of which: investments in the capital banking, financial and insurance entities	663,022	/
Risk weighted assets (L)	58,823,585	/	60
Capital ratio (consolidated)
Tier 1 capital ratio (consolidated) ((G)/(L))	11.02%	/	62
Total capital ratio (consolidated) ((K)/(L))	14.18%	/	63
Regulatory adjustments (6)
Non-significant investments in the capital of other financials that are below the thresholds for deduction (before risk weighting)	467,127	/	72
Provisions included in Tier 2 capital: instruments and provisions (7)
Provisions (general allowance for loan losses)	5,080	/	76
Cap for inclusion of provisions in Tier 2 under internal ratings-based approach	277,776	/	79

<After Correction>	(Millions of yen)
	As of March 31, 2013
		Amounts excluded under transitional arrangements	Basel III template
Common equity Tier 1 capital: instruments and reserves (1)
Total of items included in common equity Tier 1 capital: instruments and reserves subject to phase-out arrangements	68,282	/
of which: amount allowed in group CET1 capital subject to phase-out arrangements on common share capital issued by subsidiaries and held by third parties	68,282	/
Common equity Tier 1 capital: instruments and reserves (A)	4,802,418	/	6
Common equity Tier 1 capital: regulatory adjustments (2)
Shortfall of eligible provisions to expected losses	—	31,284	12
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above the 10% threshold)	—	248,374	18
Common equity Tier 1 capital (CET1)
Common equity Tier 1 capital (CET1) ((A)-(B)) (C)	4,802,418	/	29
Additional Tier 1 capital: regulatory adjustments
Total of items included in additional Tier 1 capital: regulatory adjustments subject to phase-out arrangements	112,883	/
of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach	16,406	/
Additional Tier 1 capital: regulatory adjustments (E)	112,883	/	43
Additional Tier 1 capital (AT1)
Additional Tier 1 capital ((D)-(E)) (F)	1,683,650	/	44
Tier 1 capital (T1 = CET1 + AT1)
Tier 1 capital (T1 = CET1 + AT1) ((C)+(F)) (G)	6,486,068	/	45
Tier 2 capital: instruments and provisions (4)
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	5,305	/	48-49
Total of general allowance for loan losses and eligible provisions included in Tier 2	5,081	/	50
of which: general allowance for loan losses	5,081	/	50a
Tier 2 capital: instruments and provisions (H)	2,031,939	/	51
Tier 2 capital: regulatory adjustments
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)	—	224,777	54
Total of items included in Tier 2 capital: regulatory adjustments subject to phase-out arrangements	173,453	/
of which: investments in the capital banking, financial and insurance entities	157,046	/
of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach	16,406	/
Tier 2 capital: regulatory adjustments (I)	173,453	/	57
Tier 2 capital (T2)
Tier 2 capital (T2) ((H)-(I)) (J)	1,858,485	/	58
Total capital (TC = T1 + T2)
Total capital (TC = T1 + T2) ((G) + (J)) (K)	8,344,554	/	59
Risk weighted assets (5)
Total of items included in risk weighted assets subject to phase-out arrangements	1,190,622	/
of which: investments in the capital banking, financial and insurance entities	663,016	/
Risk weighted assets (L)	58,790,617	/	60
Capital ratio (consolidated)
Tier 1 capital ratio (consolidated) ((G)/(L))	11.03%	/	62
Total capital ratio (consolidated) ((K)/(L))	14.19%	/	63
Regulatory adjustments (6)
Non-significant investments in the capital of other financials that are below the thresholds for deduction (before risk weighting)	467,131	/	72
Provisions included in Tier 2 capital: instruments and provisions (7)
Provisions (general allowance for loan losses)	5,081	/	76
Cap for inclusion of provisions in Tier 2 under internal ratings-based approach	277,636	/	79

(B) Explanation of (A) Composition of capital disclosure (As of March 31, 2013)

Appended template

Page 13    6. Items associated with investments in the capital of financial institutions

(2) Composition of capital

<Before Correction>	(Millions of yen)
Composition of capital disclosure	Amount	Basel III template
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)	943,637
Common equity Tier 1 capital	248,376	18
Tier 2 capital	224,779	54
Non-significant investments in the capital of other financials that are below the thresholds for deduction (before risk weighting)	467,127	72

<After Correction>	(Millions of yen)
Composition of capital disclosure	Amount	Basel III template
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)	943,637
Common equity Tier 1 capital	248,374	18
Tier 2 capital	224,777	54
Non-significant investments in the capital of other financials that are below the thresholds for deduction (before risk weighting)	467,131	72

Page 13    7. Minority interests

(2) Composition of capital

<Before Correction>	(Millions of yen)
Composition of capital disclosure	Amount	Basel III template
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	3,902	48-49

<After Correction>	(Millions of yen)
Composition of capital disclosure	Amount	Basel III template
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	5,305	48-49

■ Risk-based capital

Page 15    (4) Required capital by portfolio classification

	<Before Correction>		<After Correction>

	(Billions of yen)		(Billions of yen)
	As of March 31, 2013		As of March 31, 2013
	EAD	Required capital	EAD	Required capital
Credit risk	178,644.9	5,296.4	178,556.2	5,293.6
Internal ratings-based approach	169,424.6	4,712.8	169,335.8	4,710.9
Bank	6,658.8	159.3	6,570.0	157.4
CVA risk	n.a.	256.3	n.a.	255.4
Market risk	n.a.	190.3	n.a.	190.5
Standardized approach	n.a.	74.0	n.a.	74.1
Commodities risk	n.a.	2.5	n.a.	2.6

Total required capital (consolidated)	n.a.	4,705.8	n.a.	4,703.2

■ Credit risk

Page 17~19    (6) Credit risk exposure, etc.

— Status of credit risk exposure

(A) Breakdown by geographical area

	<Before Correction>		<After Correction>

	(Billions of yen)		(Billions of yen)
	As of March 31, 2013		As of March 31, 2013
	Derivatives	Total	Derivatives	Total
Overseas	2,279.1	39,624.9	2,190.4	39,536.2
Asia	235.2	8,527.6	203.4	8,495.9
North America	638.3	18,561.7	581.3	18,504.7

Total	3,897.5	164,704.0	3,808.7	164,615.3

(B) Breakdown by industry

	<Before Correction>		<After Correction>

	(Billions of yen)		(Billions of yen)
	As of March 31, 2013		As of March 31, 2013
	Derivatives	Total	Derivatives	Total
Finance and insurance	2,371.6	16,987.1	2,282.9	16,898.4

Total	3,897.5	164,704.0	3,808.7	164,615.3

(C) Breakdown by residual contractual maturity

	<Before Correction>		<After Correction>

	(Billions of yen)		(Billions of yen)
	As of March 31, 2013		As of March 31, 2013
	Derivatives	Total	Derivatives	Total
Less than one year	813.1	47,812.3	724.4	47,723.6

Total	3,897.5	164,704.0	3,808.7	164,615.3

— Status of exposure to which the internal ratings-based approach is applied

Page 26    (M) Portfolio by asset class and ratings segment (Corporate, etc.)

<Before Correction>

	(Billions of yen, except percentages)
	As of March 31, 2013
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	EL default (EAD weighted average)	Risk weight (EAD weighted average) (%)	EAD (Billions of yen)			Amount of undrawn commitments	Weighted average of credit conversion factor (%)

						On-balance sheet	Off-balance sheet
Bank	0.38	36.44	n.a.	27.57	6,691.4	3,557.2	3,134.1	330.8	75.00
Investment grade zone	0.09	36.34	n.a.	23.99	6,083.0	3,265.6	2,817.3	248.7	75.00
Non-investment grade zone	0.93	36.86	n.a.	63.90	594.1	280.7	313.4	82.1	75.00
Default	100.00	64.05	60.97	40.81	14.2	10.8	3.3	—	—

Total	1.39	37.53	n.a.	20.62	145,425.6	111,164.7	34,260.9	13,513.2	75.13
Investment grade zone	0.04	38.31	n.a.	10.51	122,061.1	90,937.9	31,123.2	11,486.7	75.10
Non-investment grade zone	2.66	32.78	n.a.	76.04	21,977.9	18,925.0	3,052.9	2,016.7	75.31
Default	100.00	44.14	41.71	32.86	1,386.5	1,301.7	84.7	9.7	75.00

<After Correction>

	(Billions of yen, except percentages)
	As of March 31, 2013
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	EL default (EAD weighted average) (%)	Risk weight (EAD weighted average) (%)	EAD (Billions of yen)			Amount of undrawn commitments	Weighted average of credit conversion factor (%)

						On-balance sheet	Off-balance sheet
Bank	0.38	36.42	n.a.	27.58	6,602.6	3,557.2	3,045.4	330.8	75.00
Investment grade zone	0.09	36.31	n.a.	23.95	5,994.2	3,265.6	2,728.6	248.7	75.00
Non-investment grade zone	0.93	36.86	n.a.	63.90	594.1	280.7	313.4	82.1	75.00
Default	100.00	64.05	60.97	40.81	14.2	10.8	3.3	—	—

Total	1.39	37.53	n.a.	20.62	145,336.9	111,164.7	34,172.2	13,513.2	75.13
Investment grade zone	0.04	38.31	n.a.	10.49	121,972.4	90,937.9	31,034.4	11,486.7	75.10
Non-investment grade zone	2.66	32.78	n.a.	76.04	21,977.9	18,925.0	3,052.9	2,016.7	75.31
Default	100.00	44.14	41.71	32.86	1,386.5	1,301.7	84.7	9.7	75.00

■ Counterparty risk in derivatives transactions and long-settlement transactions

(10) Status of counterparty risk in derivatives transactions and long-settlement transactions

Page 31    (A) Status of derivatives transactions and long-settlement transactions

Derivative transactions

	<Before Correction>	<After Correction>

	(Billions of yen)	(Billions of yen)
	As of March 31, 2013	As of March 31, 2013
Standardized method	Credit equivalent amount	Credit equivalent amount
Total	284.3	195.6

Market and liquidity risk management

Page 68    Market Risk Equivalent

	<Before Correction>			<After Correction>

	As of March 31,			As of March 31,
	2012	2013	Change	2012	2013	Change
	(in billions of yen)			(in billions of yen)
Calculated using standardized measurement method	¥68.4	¥74.0	¥5.5	¥68.4	¥ 74.1	¥ 5.6
Calculated using internal models	¥98.2	¥116.3	¥18.1	¥98.2	¥ 116.3	¥ 18.1

Total market risk equivalent	¥166.6	¥190.3	¥23.7	¥166.6	¥ 190.5	¥ 23.8

Exhibit 1

Corrections to “Status of Capital Adequacy” furnished on Form 6-K on January 30, 2014

Capital adequacy ratio highlights

Page 2    ■ Capital adequacy ratio highlights

Mizuho Financial Group (Consolidated)

	<Before Correction>	<After Correction>

	(Billions of yen)	(Billions of yen)
	As of September 30, 2013 (Basel III)	As of September 30, 2013 (Basel III)
Risk weighted assets	58,792.8	58,790.1

Mizuho Bank (Consolidated)
	<Before Correction>	<After Correction>

	(Billions of yen)	(Billions of yen)
	As of September 30, 2013 (Basel III)	As of September 30, 2013 (Basel III)
Total capital ratio (International standard)	16.34%	16.48%
Tier 1 capital ratio	12.91%	13.02%
Common equity Tier 1 capital ratio	10.45%	10.55%

Total capital	8,514.7	8,515.0

Tier 1 capital	6,726.9	6,726.9
Common equity Tier 1 capital	5,448.7	5,448.7

Risk weighted assets	52,097.7	51,643.2

Status of Mizuho Financial Group’s consolidated capital adequacy

■ Composition of capital

(2) Composition of capital, etc.

Page6~9    (A) Composition of capital disclosure

Composition of capital disclosure (International standard)

<Before Correction>	(Millions of yen)
	As of September 30, 2013
		Amounts excluded under transitional arrangements	Basel III template
Common equity Tier 1 capital: regulatory adjustments (2)
Shortfall of eligible provisions to expected losses	—	1,420	12
Additional Tier 1 capital: regulatory adjustments
Total of items included in additional Tier 1 capital: regulatory adjustments subject to phase-out arrangements	101,186	/
of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach	873	/
Additional Tier 1 capital: regulatory adjustments (E)	101,186	/	43
Additional Tier 1 capital (AT1)
Additional Tier 1 capital ((D)-(E)) (F)	1,714,529	/	44
Tier 1 capital (T1 = CET1 + AT1)
Tier 1 capital (T1 = CET1 + AT1) ((C)+(F)) (G)	6,881,225	/	45
Tier 2 capital: regulatory adjustments
Total of items included in Tier 2 capital: regulatory adjustments subject to phase-out arrangements	169,765	/
of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach	873	/
Tier 2 capital: regulatory adjustments (I)	169,765	/	57
Tier 2 capital (T2)
Tier 2 capital (T2) ((H)-(I)) (J)	1,925,420	/	58
Total capital (TC = T1 + T2)
Total capital (TC = T1 + T2) ((G) + (J)) (K)	8,806,646	/	59
Risk weighted assets (5)
Total of items included in risk weighted assets subject to phase-out arrangements	1,082,719	/
Risk weighted assets (L)	58,792,895	/	60
Provisions included in Tier 2 capital: instruments and provisions (7)
Cap for inclusion of provisions in Tier 2 under internal ratings-based approach	274,952	/	79

<After Correction>	(Millions of yen)
	As of September 30, 2013
		Amounts excluded under transitional arrangements	Basel III template
Common equity Tier 1 capital: regulatory adjustments (2)
Shortfall of eligible provisions to expected losses	—	1,418	12
Additional Tier 1 capital: regulatory adjustments
Total of items included in additional Tier 1 capital: regulatory adjustments subject to phase-out arrangements	101,185	/
of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach	872	/
Additional Tier 1 capital: regulatory adjustments (E)	101,185	/	43
Additional Tier 1 capital (AT1)
Additional Tier 1 capital ((D)-(E)) (F)	1,714,530	/	44
Tier 1 capital (T1 = CET1 + AT1)
Tier 1 capital (T1 = CET1 + AT1) ((C)+(F)) (G)	6,881,226	/	45
Tier 2 capital: regulatory adjustments
Total of items included in Tier 2 capital: regulatory adjustments subject to phase-out arrangements	169,764	/
of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach	872	/
Tier 2 capital: regulatory adjustments (I)	169,764	/	57
Tier 2 capital (T2)
Tier 2 capital (T2) ((H)-(I)) (J)	1,925,421	/	58
Total capital (TC = T1 + T2)
Total capital (TC = T1 + T2) ((G) + (J)) (K)	8,806,648	/	59
Risk weighted assets (5)
Total of items included in risk weighted assets subject to phase-out arrangements	1,082,718	/
Risk weighted assets (L)	58,790,165	/	60
Provisions included in Tier 2 capital: instruments and provisions (7)
Cap for inclusion of provisions in Tier 2 under internal ratings-based approach	274,943	/	79

■ Risk-based capital

Page 15    (3) Required capital by portfolio classification

	<Before Correction>		<After Correction>

	(Billions of yen)		(Billions of yen)
	As of September 30, 2013		As of September 30, 2013
	EAD	Required capital	EAD	Required capital
Credit risk	177,690.7	5,101.8	177,678.9	5,101.5
Internal ratings-based approach	170,214.0	4,534.3	170,202.1	4,534.1
Bank	6,114.9	151.9	6,103.1	151.8
CVA risk	n.a.	210.6	n.a.	210.5

Total required capital (consolidated)	n.a.	4,703.4	n.a.	4,703.2

■ Credit risk

Page 17~19    (4) Credit risk exposure, etc.

— Status of credit risk exposure

(A) Breakdown by geographical area

	<Before Correction>		<After Correction>

	(Billions of yen)		(Billions of yen)
	As of September 30, 2013		As of September 30, 2013
	Derivatives	Total	Derivatives	Total
Overseas	2,114.2	38,388.0	2,102.3	38,376.1
Asia	224.6	9,507.9	212.7	9,496.0

Total	3,350.7	165,858.3	3,338.8	165,846.4

(B) Breakdown by industry

	<Before Correction>		<After Correction>

	(Billions of yen)		(Billions of yen)
	As of September 30, 2013		As of September 30, 2013
	Derivatives	Total	Derivatives	Total
Finance and insurance	2,033.1	17,042.2	2,021.3	17,030.3

Total	3,350.7	165,858.3	3,338.8	165,846.4

(C) Breakdown by residual contractual maturity

	<Before Correction>		<After Correction>

	(Billions of yen)		(Billions of yen)
	As of September 30, 2013		As of September 30, 2013
	Derivatives	Total	Derivatives	Total
Less than one year	496.4	43,464.0	484.5	43,452.1

Total	3,350.7	165,858.3	3,338.8	165,846.4

— Status of exposure to which the internal ratings-based approach is applied

Page 26     (M) Portfolio by asset class and ratings segment (Corporate, etc.)

<Before Correction>

	(Billions of yen, except percentages)
	As of September 30, 2013
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	EL default (EAD weighted average) (%)	Risk weight (EAD weighted average) (%)	EAD (Billions of yen)				Weighted average of credit conversion factor (%)

						On-balance sheet	Off-balance sheet	Amount of undrawn commitments
Bank	0.42	36.00	n.a.	28.28	6,145.5	3,263.4	2,882.1	362.9	75.00
Investment grade zone	0.09	35.92	n.a.	24.89	5,606.7	2,965.5	2,641.1	272.4	75.00
Non-investment grade zone	0.94	35.91	n.a.	64.23	523.0	287.5	235.4	90.4	75.00
Default	100.00	67.23	64.22	39.88	15.7	10.2	5.4	—	—

Total	1.14	37.54	n.a.	19.96	146,474.8	112,367.8	34,106.9	14,007.9	75.12
Investment grade zone	0.04	38.36	n.a.	11.16	124,643.3	93,332.2	31,311.1	12,064.7	75.12
Non-investment grade zone	2.59	32.13	n.a.	72.06	20,747.2	18,007.6	2,739.6	1,938.5	75.14
Default	100.00	46.04	43.48	34.77	1,084.1	1,027.9	56.2	4.7	75.00

<After Correction>

	(Billions of yen, except percentages)
	As of September 30, 2013
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	EL default (EAD weighted average) (%)	Risk weight (EAD weighted average) (%)	EAD (Billions of yen)			Amount of undrawn commitments	Weighted average of credit conversion factor (%)

						On-balance sheet	Off-balance sheet
Bank	0.42	36.00	n.a.	28.31	6,133.6	3,263.4	2,870.2	362.9	75.00
Investment grade zone	0.09	35.92	n.a.	24.92	5,594.8	2,965.5	2,629.3	272.4	75.00
Non-investment grade zone	0.94	35.91	n.a.	64.23	523.0	287.5	235.4	90.4	75.00
Default	100.00	67.23	64.22	39.88	15.7	10.2	5.4	—	—

Total	1.14	37.54	n.a.	19.96	146,462.9	112,367.8	34,095.1	14,007.9	75.12
Investment grade zone	0.04	38.36	n.a.	11.16	124,631.4	93,332.2	31,299.2	12,064.7	75.12
Non-investment grade zone	2.59	32.13	n.a.	72.06	20,747.2	18,007.6	2,739.6	1,938.5	75.14
Default	100.00	46.04	43.48	34.77	1,084.1	1,027.9	56.2	4.7	75.00

■ Counterparty risk in derivatives transactions and long-settlement transactions

(6) Status of counterparty risk in derivatives transactions and long-settlement transactions

Page 32 (A) Status of derivatives transactions and long-settlement transactions

–Derivative transactions–

	<Before Correction>	<After Correction>

	(Billions of yen)	(Billions of yen)
	As of September 30, 2013	As of September 30, 2013
Standardized method	Credit equivalent amount	Credit equivalent amount
Total	203.7	191.8

Exhibit 1

Corrections to “Status of Capital Adequacy” furnished on Form 6-K on July 30, 2014

Capital adequacy ratio highlights

Page 2    ■ Capital adequacy ratio highlights

Mizuho Financial Group (Consolidated)

	<Before Correction>		<After Correction>

	(Billions of yen)		(Billions of yen)
	As of March 31, 2013 (Basel III)	As of March 31, 2014 (Basel III)	As of March 31, 2013 (Basel III)	As of March 31, 2014 (Basel III)
Total capital ratio (International standard)	14.18%	14.35%	14.19%	14.36%
Tier 1 capital ratio	11.02%	11.35%	11.03%	11.35%
Common equity Tier 1 capital ratio	8.16%	8.79%	8.16%	8.80%

Total capital	8,344.5	8,655.9	8,344.5	8,655.9

Tier 1 capital	6,487.4	6,844.7	6,486.0	6,844.7
Common equity Tier 1 capital	4,803.8	5,304.4	4,802.4	5,304.4

Risk weighted assets	58,823.5	60,287.4	58,790.6	60,274.0

The former Mizuho Corporate Bank (Consolidated)

	<Before Correction>	<After Correction>

	(Billions of yen)	(Billions of yen)
	As of March 31, 2013 (Basel III)	As of March 31, 2013 (Basel III)
Total capital ratio (International standard)	13.89%	13.91%
Tier 1 capital ratio	11.03%	11.04%
Common equity Tier 1 capital ratio	8.65%	8.66%

Total capital	5,130.0	5,130.1

Tier 1 capital	4,071.3	4,071.3
Common equity Tier 1 capital	3,195.0	3,195.0

Risk weighted assets	36,908.3	36,873.8

Mizuho Bank (Consolidated)

	<Before Correction>	<After Correction>

	(Billions of yen)	(Billions of yen)
	As of March 31, 2014 (Basel III)	As of March 31, 2014 (Basel III)
Total capital ratio (International standard)	15.36%	15.48%
Tier 1 capital ratio	12.25%	12.35%
Common equity Tier 1 capital ratio	10.11%	10.19%

Total capital	8,180.3	8,180.6

Tier 1 capital	6,525.3	6,525.3
Common equity Tier 1 capital	5,386.5	5,386.5

Risk weighted assets	53,242.6	52,823.7

Status of Mizuho Financial Group’s consolidated capital adequacy

■ Composition of capital

(2) Composition of capital, etc.

Page 6~9    (A) Composition of capital disclosure

Composition of capital disclosure (International standard)

<Before Correction>	(Millions of yen)
	As of March 31, 2013		As of March 31, 2014
		Amounts excluded under transitional arrangements		Amounts excluded under transitional arrangements	Basel III Template
Common equity Tier 1 capital: instruments and reserves (1)
Total of items included in common equity Tier 1 capital: instruments and reserves subject to phase-out arrangements	69,685	/	61,593	/
of which: amount allowed in group CET1 capital subject to phase-out arrangements on common share capital issued by subsidiaries and held by third parties	69,685	/	61,593	/
Common equity Tier 1 capital: instruments and reserves (A)	4,803,820	/	5,506,594	/	6
Common equity Tier 1 capital: regulatory adjustments (2)
Shortfall of eligible provisions to expected losses	—	31,327	838	3,080	12
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above the 10% threshold)	—	248,376	57,027	228,111	18
Common equity Tier 1 capital: regulatory adjustments (B)	—	/	202,186	/	28
Common equity Tier 1 capital (CET1)
Common equity Tier 1 capital (CET1) ((A)-(B)) (C)	4,803,820	/	5,304,408	/	29
Additional Tier 1 capital: regulatory adjustments
Total of items included in additional Tier 1 capital: regulatory adjustments subject to phase-out arrangements	112,904	/	79,372	/
of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach	16,428	/	1,676	/
Additional Tier 1 capital: regulatory adjustments (E)	112,904	/	100,750	/	43
Additional Tier 1 capital (AT1)
Additional Tier 1 capital ((D)-(E)) (F)	1,683,628	/	1,540,326	/	44
Tier 1 capital (T1 = CET1 + AT1)
Tier 1 capital (T1 = CET1 + AT1) ((C)+(F)) (G)	6,487,449	/	6,844,734	/	45
Tier 2 capital: instruments and provisions (4)
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	3,902	/	8,161	/	48-49
Total of general allowance for loan losses and eligible provisions included in Tier 2	5,080	/	7,051	/	50
of which: general allowance for loan losses	5,080	/	7,051	/	50a
Tier 2 capital: instruments and provisions (H)	2,030,535	/	1,993,284	/	51
Tier 2 capital: regulatory adjustments
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)	—	224,779	41,748	166,994	54
Total of items included in Tier 2 capital: regulatory adjustments subject to phase-out arrangements	173,475	/	140,295	/
of which: investments in the capital banking, financial and insurance entities	157,047	/	138,618	/
of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach	16,428	/	1,676	/
Tier 2 capital: regulatory adjustments (I)	173,475	/	182,047	/	57
Tier 2 capital (T2)
Tier 2 capital (T2) ((H)-(I)) (J)	1,857,060	/	1,811,236	/	58
Total capital (TC = T1 + T2)
Total capital (TC = T1 + T2) ((G) + (J)) (K)	8,344,509	/	8,655,971	/	59
Risk weighted assets (5)
Total of items included in risk weighted assets subject to phase-out arrangements	1,190,628	/	979,441	/
of which: investments in the capital banking, financial and insurance entities	663,022	/	526,534	/
Risk weighted assets (L)	58,823,585	/	60,287,460	/	60
Capital ratio (consolidated)
Common equity Tier 1 capital ratio (consolidated) ((C)/(L))	8.16%	/	8.79%	/	61
Tier 1 capital ratio (consolidated) ((G)/(L))	11.02%	/	11.35%	/	62
Total capital ratio (consolidated) ((K)/(L))	14.18%	/	14.35%	/	63
Regulatory adjustments (6)
Non-significant investments in the capital of other financials that are below the thresholds for deduction (before risk weighting)	467,127	/	534,398	/	72
Provisions included in Tier 2 capital: instruments and provisions (7)
Provisions (general allowance for loan losses)	5,080	/	7,051	/	76
Cap for inclusion of provisions in Tier 2 under internal ratings-based approach	277,776	/	280,617	/	79

<After Correction>

	(Millions of yen)
	As of March 31, 2013		As of March 31, 2014
		Amounts excluded under transitional arrangements		Amounts excluded under transitional arrangements	Basel III Template
Common equity Tier 1 capital: instruments and reserves (1)
Total of items included in common equity Tier 1 capital: instruments and reserves subject to phase-out arrangements	68,282	/	61,593	/
of which: amount allowed in group CET1 capital subject to phase-out arrangements on common share capital issued by subsidiaries and held by third parties	68,282	/	61,593	/
Common equity Tier 1 capital: instruments and reserves (A)	4,802,418	/	5,506,594	/	6
Common equity Tier 1 capital: regulatory adjustments (2)
Shortfall of eligible provisions to expected losses	—	31,284	834	3,065	12
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above the 10% threshold)	—	248,374	57,027	228,110	18
Common equity Tier 1 capital: regulatory adjustments (B)	—	/	202,182	/	28
Common equity Tier 1 capital (CET1)
Common equity Tier 1 capital (CET1) ((A)-(B)) (C)	4,802,418	/	5,304,412	/	29
Additional Tier 1 capital: regulatory adjustments
Total of items included in additional Tier 1 capital: regulatory adjustments subject to phase-out arrangements	112,883	/	79,365	/
of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach	16,406	/	1,668	/
Additional Tier 1 capital: regulatory adjustments (E)	112,883	/	100,742	/	43
Additional Tier 1 capital (AT1)
Additional Tier 1 capital ((D)-(E)) (F)	1,683,650	/	1,540,334	/	44
Tier 1 capital (T1 = CET1 + AT1)
Tier 1 capital (T1 = CET1 + AT1) ((C)+(F)) (G)	6,486,068	/	6,844,746	/	45
Tier 2 capital: instruments and provisions (4)
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	5,305	/	8,161	/	48-49

Total of general allowance for loan losses and eligible provisions included in Tier 2	5,081	/	7,051	/	50
of which: general allowance for loan losses	5,081	/	7,051	/	50a
Tier 2 capital: instruments and provisions (H)	2,031,939	/	1,993,284	/	51
Tier 2 capital: regulatory adjustments
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)	—	224,777	41,748	166,993	54
Total of items included in Tier 2 capital: regulatory adjustments subject to phase-out arrangements	173,453	/	140,287	/
of which: investments in the capital banking, financial and insurance entities	157,046	/	138,618	/
of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach	16,406	/	1,668	/
Tier 2 capital: regulatory adjustments (I)	173,453	/	182,040	/	57
Tier 2 capital (T2)
Tier 2 capital (T2) ((H)-(I)) (J)	1,858,485	/	1,811,244	/	58
Total capital (TC = T1 + T2)
Total capital (TC = T1 + T2) ((G) + (J)) (K)	8,344,554	/	8,655,990	/	59
Risk weighted assets (5)
Total of items included in risk weighted assets subject to phase-out arrangements	1,190,622	/	979,439	/
of which: investments in the capital banking, financial and insurance entities	663,016	/	526,532	/
Risk weighted assets (L)	58,790,617	/	60,274,087	/	60
Capital ratio (consolidated)
Common equity Tier 1 capital ratio (consolidated) ((C)/(L))	8.16%	/	8.80%	/	61
Tier 1 capital ratio (consolidated) ((G)/(L))	11.03%	/	11.35%	/	62
Total capital ratio (consolidated) ((K)/(L))	14.19%	/	14.36%	/	63
Regulatory adjustments (6)
Non-significant investments in the capital of other financials that are below the thresholds for deduction (before risk weighting)	467,131	/	534,399	/	72
Provisions included in Tier 2 capital: instruments and provisions (7)
Provisions (general allowance for loan losses)	5,081	/	7,051	/	76
Cap for inclusion of provisions in Tier 2 under internal ratings-based approach	277,636	/	280,561	/	79

(B) Explanation of (A) Composition of capital disclosure

Appended template

Page 13    6. Items associated with investments in the capital of financial institutions

(2) Composition of capital

<Before Correction>	(Millions of yen)
Composition of capital disclosure	As of March 31, 2013	As of March 31, 2014	Basel III Template
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)	943,637	1,029,919
Common equity Tier 1 capital	248,376	285,139	18
Tier 2 capital	224,779	208,743	54
Non-significant investments in the capital of other financials that are below the thresholds for deduction (before risk weighting)	467,127	534,398	72

<After Correction>	(Millions of yen)
Composition of capital disclosure	As of March 31, 2013	As of March 31, 2014	Basel III Template
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)	943,637	1,029,919
Common equity Tier 1 capital	248,374	285,138	18
Tier 2 capital	224,777	208,742	54
Non-significant investments in the capital of other financials that are below the thresholds for deduction (before risk weighting)	467,131	534,399	72

Page 14    7. Minority interests

(2) Composition of capital

<Before Correction>	(Millions of yen)
Composition of capital disclosure	As of March 31, 2013	As of March 31, 2014	Basel III Template
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	3,902	8,161	48-49

<After Correction>	(Millions of yen)
Composition of capital disclosure	As of March 31, 2013	As of March 31, 2014	Basel III Template
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	5,305	8,161	48-49

■ Risk-based capital

Page 15    (4) Required capital by portfolio classification

	<Before Correction>

	(Billions of yen)
	As of March 31, 2013		As of March 31, 2014
	EAD	Required capital	EAD	Required capital
Credit risk	178,644.9	5,296.4	180,890.4	5,115.7
Internal ratings-based approach	169,424.6	4,712.8	173,746.9	4,530.8
Bank	6,658.8	159.3	6,541.3	149.3
CVA risk	n.a.	256.3	n.a.	196.1
Market risk	n.a.	190.3	n.a.	233.5
Standardized approach	n.a.	74.0	n.a.	62.8
Commodities risk	n.a.	2.5	n.a.	0.9

Total required capital (consolidated)	n.a.	4,705.8	n.a.	4,822.9

	<After Correction>

	(Billions of yen)
	As of March 31, 2013		As of March 31, 2014
	EAD	Required capital	EAD	Required capital
Credit risk	178,556.2	5,293.6	180,860.3	5,114.7
Internal ratings-based approach	169,335.8	4,710.9	173,716.9	4,530.0
Bank	6,570.0	157.4	6,511.3	148.5
CVA risk	n.a.	255.4	n.a.	195.8
Market risk	n.a.	190.5	n.a.	233.5
Standardized approach	n.a.	74.1	n.a.	62.8
Commodities risk	n.a.	2.6	n.a.	0.9

Total required capital (consolidated)	n.a.	4,703.2	n.a.	4,821.9

■ Credit risk

Page 17~19    (6) Credit risk exposure, etc.

— Status of credit risk exposure

(A) Breakdown by geographical area

	<Before Correction>

	(Billions of yen)		(Billions of yen)
	As of March 31, 2013		As of March 31, 2014
	Derivatives	Total	Derivatives	Total
Overseas	2,279.1	39,624.9	2,026.3	41,746.0
Asia	235.2	8,527.6	217.4	10,685.3
North America	638.3	18,561.7	528.0	17,137.1

Total	3,897.5	164,704.0	3,088.7	168,947.1

	<After Correction>

	(Billions of yen)		(Billions of yen)
	As of March 31, 2013		As of March 31, 2014
	Derivatives	Total	Derivatives	Total
Overseas	2,190.4	39,536.2	1,996.2	41,716.0
Asia	203.4	8,495.9	211.9	10,679.8
North America	581.3	18,504.7	503.5	17,112.5

Total	3,808.7	164,615.3	3,058.7	168,917.1

(B) Breakdown by industry

	<Before Correction>

	(Billions of yen)		(Billions of yen)
	As of March 31, 2013		As of March 31, 2014
	Derivatives	Total	Derivatives	Total
Finance and insurance	2,371.6	16,987.1	1,889.8	17,608.8

Total	3,897.5	164,704.0	3,088.7	168,947.1

	<After Correction>

	(Billions of yen)		(Billions of yen)
	As of March 31, 2013		As of March 31, 2014
	Derivatives	Total	Derivatives	Total
Finance and insurance	2,282.9	16,898.4	1,859.8	17,578.8

Total	3,808.7	164,615.3	3,058.7	168,917.1

(C) Breakdown by residual contractual maturity

	<Before Correction>

	(Billions of yen)		(Billions of yen)
	As of March 31, 2013		As of March 31, 2014
	Derivatives	Total	Derivatives	Total
Less than one year	813.1	47,812.3	485.8	42,834.8

Total	3,897.5	164,704.0	3,088.7	168,947.1

	<After Correction>

	(Billions of yen)		(Billions of yen)
	As of March 31, 2013		As of March 31, 2014
	Derivatives	Total	Derivatives	Total
Less than one year	724.4	47,723.6	455.7	42,804.8

Total	3,808.7	164,615.3	3,058.7	168,917.1

— Status of exposure to which the internal ratings-based approach is applied

Page25~26    (M) Portfolio by asset class and ratings segment (Corporate, etc.)

<Before Correction>

	(Billions of yen, except percentages)
	As of March 31, 2013
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	EL default (EAD weighted average) (%)	Risk weight (EAD weighted average) (%)	EAD (Billions of yen)				Weighted average of credit conversion factor (%)

						On-balance sheet	Off-balance sheet	Amount of undrawn commitments
Bank	0.38	36.44	n.a.	27.57	6,691.4	3,557.2	3,134.1	330.8	75.00
Investment grade zone	0.09	36.34	n.a.	23.99	6,083.0	3,265.6	2,817.3	248.7	75.00
Non-investment grade zone	0.93	36.86	n.a.	63.90	594.1	280.7	313.4	82.1	75.00
Default	100.00	64.05	60.97	40.81	14.2	10.8	3.3	—	—

Total	1.39	37.53	n.a.	20.62	145,425.6	111,164.7	34,260.9	13,513.2	75.13
Investment grade zone	0.04	38.31	n.a.	10.51	122,061.1	90,937.9	31,123.2	11,486.7	75.10
Non-investment grade zone	2.66	32.78	n.a.	76.04	21,977.9	18,925.0	3,052.9	2,016.7	75.31
Default	100.00	44.14	41.71	32.86	1,386.5	1,301.7	84.7	9.7	75.00

	(Billions of yen, except percentages)
	As of March 31, 2014
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	EL default (EAD weighted average) (%)	Risk weight (EAD weighted average) (%)	EAD (Billions of yen)				Weighted average of credit conversion factor (%)

						On-balance sheet	Off-balance sheet	Amount of undrawn commitments
Bank	0.34	35.95	n.a.	26.55	6,570.8	3,811.0	2,759.8	397.8	75.00
Investment grade zone	0.09	35.89	n.a.	23.10	6,011.2	3,485.2	2,526.0	324.4	75.00
Non-investment grade zone	0.93	36.11	n.a.	64.10	547.7	317.0	230.7	73.4	75.00
Default	100.00	59.57	56.39	42.14	11.8	8.7	3.0	—	—

Total	1.06	37.37	n.a.	19.97	149,139.3	114,496.9	34,642.4	14,589.6	75.18
Investment grade zone	0.04	38.19	n.a.	11.55	127,162.3	95,387.3	31,775.0	12,479.9	75.14
Non-investment grade zone	2.40	32.12	n.a.	70.30	20,947.2	18,123.8	2,823.3	2,104.9	75.39
Default	100.00	43.52	40.95	35.23	1,029.8	985.7	44.0	4.7	75.00

<After Correction>

	(Billions of yen, except percentages)
	As of March 31, 2013
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	EL default (EAD weighted average) (%)	Risk weight (EAD weighted average) (%)	EAD (Billions of yen)			Amount of undrawn commitments	Weighted average of credit conversion factor (%)

						On-balance sheet	Off-balance sheet
Bank	0.38	36.42	n.a.	27.58	6,602.6	3,557.2	3,045.4	330.8	75.00
Investment grade zone	0.09	36.31	n.a.	23.95	5,994.2	3,265.6	2,728.6	248.7	75.00
Non-investment grade zone	0.93	36.86	n.a.	63.90	594.1	280.7	313.4	82.1	75.00
Default	100.00	64.05	60.97	40.81	14.2	10.8	3.3	—	—

Total	1.39	37.53	n.a.	20.62	145,336.9	111,164.7	34,172.2	13,513.2	75.13
Investment grade zone	0.04	38.31	n.a.	10.49	121,972.4	90,937.9	31,034.4	11,486.7	75.10
Non-investment grade zone	2.66	32.78	n.a.	76.04	21,977.9	18,925.0	3,052.9	2,016.7	75.31
Default	100.00	44.14	41.71	32.86	1,386.5	1,301.7	84.7	9.7	75.00

	(Billions of yen, except percentages)
	As of March 31, 2014
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	EL default (EAD weighted average) (%)	Risk weight (EAD weighted average) (%)	EAD (Billions of yen)			Amount of undrawn commitments	Weighted average of credit conversion factor (%)

						On-balance sheet	Off-balance sheet
Bank	0.34	35.94	n.a.	26.53	6,540.7	3,811.0	2,729.7	397.8	75.00
Investment grade zone	0.09	35.88	n.a.	23.06	5,981.1	3,485.2	2,495.9	324.4	75.00
Non-investment grade zone	0.93	36.11	n.a.	64.10	547.7	317.0	230.7	73.4	75.00
Default	100.00	59.57	56.39	42.14	11.8	8.7	3.0	—	—

Total	1.06	37.37	n.a.	19.97	149,109.3	114,496.9	34,612.3	14,589.6	75.18
Investment grade zone	0.04	38.19	n.a.	11.55	127,132.2	95,387.3	31,744.9	12,479.9	75.14
Non-investment grade zone	2.40	32.12	n.a.	70.30	20,947.2	18,123.8	2,823.3	2,104.9	75.39
Default	100.00	43.52	40.95	35.23	1,029.8	985.7	44.0	4.7	75.00

Page 29    (P) Comparison of estimated and actual losses by asset class

	<Before Correction>			<After Correction>

	(Billions of yen)			(Billions of yen)
	For the period from April 1, 2013 through March 31, 2014			For the period from April 1, 2013 through March 31, 2014
	Estimated losses (expected losses as of March 31, 2013)			Estimated losses (expected losses as of March 31, 2013)
		After deduction of reserves	Actual losses		After deduction of reserves	Actual losses
Bank	12.5	6.5	(1.2)	12.5	6.4	(1.2)

Total	1,003.6	322.3	(57.4)	1,003.5	322.3	(57.4)

■ Counterparty risk in derivatives transactions and long-settlement transactions

(10) Status of counterparty risk in derivatives transactions and long-settlement transactions

Page 31    (A) Status of derivatives transactions and long-settlement transactions

Derivative Transactions

	<Before Correction>

	(Billions of yen)
	As of March 31, 2013	As of March 31, 2014
Standardized method	Credit equivalent amount	Credit equivalent amount
Total	284.3	223.1

	<After Correction>

	(Billions of yen)
	As of March 31, 2013	As of March 31, 2014
Standardized method	Credit equivalent amount	Credit equivalent amount
Total	195.6	193.0

Market and liquidity risk management

Page 70 Market Risk Equivalent

	<Before Correction>			<After Correction>

	As of March 31, 2013			As of March 31, 2013
	2013	2014	Change	2013	2014	Change
	(in billions of yen)			(in billions of yen)
Calculated using standardized measurement method	¥74.0	¥62.8	¥(11.1)	¥ 74.1	¥ 62.8	¥ (11.2)
Calculated using internal models	¥116.3	¥170.6	¥54.2	¥116.3	¥170.6	¥ 54.2

Total market risk equivalent	¥190.3	¥233.5	¥43.1	¥190.5	¥233.5	¥ 43.0